Exhibit 21

J.L Halsey Corporation

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Lyris Technologies, Inc.	Delaware
Admiral Holdings, Inc.	Nevada
Commodore Resources, Inc.	Nevada
NC Holdings, Inc.	Nevada
NovaCare Management Company	Pennsylvania
Admiral Management Company	Delaware
Halsey C&R, Inc.	Delaware
NC Resources, Inc.	Nevada